SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No. 14)*


 	   American Indemnity Financial Corporation
                        (Name of Issuer)


               Common Stock, $3.33 1/3 par value
                 (Title of Class of Securities)


                          026759-10-0
                         (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              Page 1 of 6 Pages

CUSIP NO. 026759-10-0       13 G            Page  2  of 6 Pages
_____________________________________________________________________________
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         J. F. Seinsheimer, Jr.
         S.S. No. ###-##-####
____________________________________________________________________________
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)   [ ]

                                             (b)   [x]
____________________________________________________________________________
    3    SEC USE ONLY


____________________________________________________________________________
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
____________________________________________________________________________
                  5    SOLE VOTING POWER

                       545,459 shares
   NUMBER OF      ___________________________________________________________
    SHARES        6    SHARED VOTING POWER
 BENEFICIALLY
    OWNED              38,095 shares*
   BY EACH        ___________________________________________________________
  REPORTING       7    SOLE DISPOSITIVE POWER
   PERSON
    WITH               545,459 shares
                  ___________________________________________________________
                  8    SHARED DISPOSITIVE POWER

                       38,095 shares*
_____________________________________________________________________________
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         583,554 shares
_____________________________________________________________________________
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                       [ ]
_____________________________________________________________________________
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         29.97%
_____________________________________________________________________________
   12    TYPE OF REPORTING PERSON*

         IN
_____________________________________________________________________________
  * J. F. Seinsheimer, Jr. shares voting and dispositive power with
    J. Fellman Seinsheimer, III pursuant to a trust arrangement.

  ** See instructions before filling out.

           Pursuant  to  Rule  13d-2(c), this  Amendment  No.  14
restates the entire text of the Schedule 13G and all previous amendments hereto.

Item 1(a)  Name of Issuer:

           American Indemnity Financial Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           One American Indemnity Plaza
           Galveston, Texas 77550

Item 2(a)  Name of Person Filing:

           J. Fellman Seinsheimer, Jr.

Item  2(b) Address  of Principal Business Office  or,  if  none,
           Residence:

           4809 Woodrow
           Galveston, Texas 77551

Item 2(c)  Citizenship:

           U.S.A.

Item 2(d)  Title of Class of Securities:

           Common Stock, $3.33 1/3 par value (the "Common Stock")

Item 2(e)  CUSIP Number:

           026759-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           Not applicable.

Item 4     Ownership:

           (a) Amount Beneficially Owned:

               583,554

          (b) Percent of Class:

              29.97%
                                               Page 3 of 6 Pages

          (c) As of December 31, 1995, Mr. Seinsheimer owned of record and had the sole power to vote and dispose of 66,015 shares (3.4%) of the Company's Common Stock. In addition, through a family trust (the "Trust") and two corporations controlled by the Trust, Mr. Seinsheimer has the power to vote and dispose of 479,444 shares (24.6%) of Common Stock. The two corporations controlled by the Trust, namely American Finance Company of Galveston and United States Securities Corporation, owned of record 289,764 shares (14.9%) and 174,331 shares (9.0%) of the Company's Common Stock, respectively. Although Mr. Seinsheimer and Edna S. Levin, Mr. Seinsheimer's sister, are co-trustees of the Trust and as such have shared voting and dispositive power with respect to the shares controlled by the Trust, in practice, Mr. Seinsheimer has exercised sole voting and dispositive control over such shares for over 15 years. The income from the Trust is divided equally between Mr. Seinsheimer and Edna
              S. Levin, and upon their deaths, the remainder will be divided among the children of both. Mrs. Levin and her husband, William C. Levin, M.D. (a director of the Company), and other members of Mrs. Levin's family owned as of December 31, 1995, 81,626 shares (4.2%) of Common Stock as to which Mr. Seinsheimer disclaims any beneficial ownership or interest.

                    As  of  December  31, 1995,  Mr.  Seinsheimer
              shared voting and dispositive power over 38,095 shares (2.0%) of the Company's Common Stock with his son, J. Fellman Seinsheimer,III, as co-trustees of the Jessie Lee Seinsheimer Trust.

              Effective as of February 5, 1996, pursuant to powers of attorney granted by Mr. Seinsheimer to his son, J. F. Seinsheimer, III, Mr. Seinsheimer and J. Fellman Seinsheimer, III will share voting and dispositive power over the 66,015 shares (3.4%) of the Company's Common Stock owned of record by Mr. Seinsheimer.

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item  6   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person:

          Not applicable.

Item 7    Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  By  the
          Parent Holding Company:

          Not applicable.
                                                Page 4 of 6 Pages

Item 8    Identification and Classification of Members  of  the
          Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                               Page 5 of 6 Pages

                           Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 1996
                                      __________________
                                             Date



                                  /s/ J. F. Seinsheimer, Jr.
                                  ____________________________
                                    J. F. Seinsheimer, Jr.

                                               Page 6 of 6 Pages